Exhibit 99.2 LVFHF Form 6K August 29, 2006

LAS VEGAS FROM HOME.COM

   ENTERTAINMENT INC.

CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(Expressed in Canadian dollars)

SIX MONTH PERIOD ENDED JUNE 30, 2006

(Unaudited – Prepared by Management)

(These interim financial statements have not been reviewed by the Company’s Auditor)

LAS VEGAS FROM HOME.COM ENTERTAINMENT INC.

Consolidated Balance Sheets

June 30, 2006 and December 31, 2005

(Canadian Dollars)

(Unaudited – Prepared by Management)

	June 30	December 31
	2006	2005
	(unaudited)	(audited)
ASSETS
Current
Cash & term deposit	$8,214,864	$8,408,620
Marketable securities (note 5)	139,293	379,236
Accounts receivable (note 6)	1,572,218	1,801,274
Due from related parties (note 11(c))	727	4,740
Prepaids & security deposits	45,616	27,499
	9,972,718	10,621,369

Acquisition of three card games Software (note 12)	2,401,200	-
Equipment & Software Development (note 8)	2,558,533	2,198,239

Total Assets	$14,932,451	$12,819,608

LIABILITIES
Current
Customer deposits, accounts payable & accrued Liabilities (note 7)	$2,153,104	$2,111,066
Due to related parties (note 11(b))	9,685	60,929
Obligation under capital lease (note 9)	11,746	20,268
	2,174,535	2,192,263
Long term portion of Obligation under capital lease	-	2,550

Total Liabilities	2,174,535	2,194,813

SHAREHOLDERS’ EQUITY (DEFICIENCY)

Capital stock (note 10(b))	29,684,910	27,096,835
Contributed Surplus (note 10(e))	2,389,773	2,306,354
Deficit	(19,316,767)	(18,778,394)

	12,757,916	10,624,795

Total Liabilities & Stockholders’ Equity	$14,932,451	$12,819,608

Commitments and Subsequent Events (notes 14 & 15)

On behalf of the Board,

  “Bedo H. Kalpakian”

  “Neil Spellman”

LAS VEGAS FROM HOME.COM ENTERTAINMENT INC.

Consolidated Balance Sheets

June 30, 2006 and December 31, 2005

(Canadian Dollars)

(Unaudited – Prepared by Management)

	Three Months Ended		Six Months Ended
	June 30		June 30
	2006	2005	2006	2005
	(unaudited)	(unaudited)	(unaudited)	(unaudited)

Revenues	$3,258,201	$2,676,154	$6,936,922	$4,760,210
Interest	73,326	8,470	135,660	9,725
	3,331,527	2,684,624	7,072,582	4,769,935
Expenses
Accounting and audit	66,424	12,800	104,009	34,587
Advertising and promotion	1,899,659	1,006,807	3,441,676	1,753,776
Amortization	169,886	72,861	312,494	138,197
Bank charges, interest and foreign exchange	113,231	753	119,260	3,126
Commission fees	14,030	24,710	26,730	24,710
Consulting and professional fees	53,449	145,109	128,203	235,236
Donations	5,000	15,000	6,000	25,000
Legal	4,696	17,112	13,438	29,074
Licensing fees	29,904	16,552	47,206	16,552
Management fees	90,000	45,000	180,000	90,000
Office	160,903	108,324	269,260	153,140
Regulatory and transfer agent fees	2,112	23,411	3,582	25,509
Rent	181,641	97,829	318,632	176,454
Salaries and benefits	1,002,976	469,089	1,832,008	803,341
Shareholder communication	8,179	10,383	8,179	10,633
Telephone	21,464	16,936	38,774	26,313
Transaction fees	239,487	205,824	514,660	382,112
Travel, meals and entertainment	121,987	107,733	205,717	189,455
	4,185,028	2,396,233	7,569,828	4,117,215
Gain/(loss) before other items	(853,501)	288,391	(497,246)	652,720

Other items
Write down of securities	-	-	41,127	-
Gain on settlement of debt	-	97,382	-	97,382
	-	97,382	41,1,27	97,382
Net gain/(loss) for period	(853,501)	385,773	(538,373)	750,102

Deficit, beginning of period	(18,463,266)	(19,502,806)	(18,778,394)	(19,867,135)

Deficit, end of period	(19,316,767)	(19,117,033)	(19,316,767)	(19,117,033)

Weighted average number of shares	97,203,825	77,925,844	97,203,825	77,925,844
Net and fully diluted gain/(loss) per common share	(0.009)	0.005	(0.006)	0.01

LAS VEGAS FROM HOME.COM ENTERTAINMENT INC.

Consolidated Statements of Cash Flows

Six Months Ended June 30

(Canadian Dollars)

(Unaudited – Prepared by Management)

	Three Months ended		Six months ended
	June 30		June 30
	2006	2005	2006	2005
	(unaudited)	(unaudited)	(unaudited)	(unaudited)

Cash provided by (used for)

Operations
Net gain/(loss)	$(853,501)	$385,773	$(538,373)	$750,102
Items not affecting cash
Amortization	169,886	72,861	312,494	138,197
Capitalization of deferred amortization on software development	-	3,737	-	7,677
Write down of securities	-	-	41,127	-
Foreign exchange	-	7,377	-	-
Stock-based compensation	8,649	150,034	83,419	150,034
Three card games software	(2,401,200)	-	(2,401,200)	-

Operating Cash Flow	(3,076,166)	619,782	(2,502,533)	1,046,010

Changes in non-cash working capital:
Accounts receivable	(180,542)	279,719	229,056	(16,098)
Prepaids & security deposits	(2,686)	(732)	(18,117)	86,897
Due from related party	(727)	(132,636)	4,013	(259,453)
Accounts payable and accrued Liabilities	(182,914)	260,919	42,038	180,416
Due to related parties	(89,310)	(11,494)	(51,244)	(8,525)
	(456,179)	395,776	205,746	(16,763)
	(3,532,345)	1,015,558	(2,296,787)	1,029,247

Financing
Common shares issued net of issue costs	2,448,360	888,280	2,588,075	1,791,000
Capital subscriptions	-	683,470	-	1,133,470
Repayment of capital lease	(5,332)	(4,935)	(11,072)	(9,630)
Other obligations (loans payable)	-	(210,350)	-	(516,008)
	2,443,028	1,356,465	2,577,003	2,398,832

Investing
Equipment	(531,205)	(541,960)	(541,812)	(565,927)
Proceeds on sale of marketable securities	(50,100)	-	198,816	-
Additions to software development	-	(235,236)	(130,976)	(470,357)
	(581,305)	(777,196)	(473,972)	(1,036,284)

Outflow of Cash
Increase in cash and cash equivalents	(1,670,622)	1,594,827	(193,756)	2,391,795

Cash and cash equivalents, beginning of period	9,885,486	776,251	8,408,620	(20,717)

Cash and cash equivalents, end of period	8,214,864	2,371,078	8,214,864	2,371,078

LAS VEGAS FROM HOME.COM ENTERTAINMENT INC.

Notes to the Consolidated Interim Financial Statements

Six Months Ended June 30, 2006 and 2005

(Unaudited – Prepared by Management)

1.

Nature of Operations and Going Concern

These financial statements have been prepared on the basis of accounting principles applicable to a "going concern" basis, which assumes that Las Vegas From Home.com Entertainment Inc., (the “Company” or “LVFH”) will continue to be in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of operations.

The principal business of the Company and its Antiguan subsidiary, Action Poker Gaming Inc. (“Action”) is the development and marketing of software for on-line multi-player interactive card games.

During 2002, Action moved its operations from its location in Antigua to the facilities of Mohawk Internet Technologies Inc. ("Mohawk") which acts as its hosting facility for its servers, located on the Kahnawake Mohawk Reserve ("Kahnawake") in Canada.

Kahnawake has reserve status in Canada, which has its own regulations and laws concerning interactive gaming.  These regulations allow the Kahnawake Gaming Commission to issue a gaming licence to a third party authorizing the conduct of authorized games by means of a telecommunication device, including the Internet.  The law in Kahnawake regarding on-line gaming has not yet been tested by Canadian legal authorities therefore the legality of this issue is inconclusive.

The Kahnawake Gaming Commission issued to Action, an interactive gaming license to operate and exploit an Internet gaming facility, to be located at Mohawk.  Action is the owner and operator of www.tigergaming.com, www.actionpoker.com, www.atlantisworldpoker.com, www.holycowpoker.com, and www.pokerincanada.com.  Furthermore, Action hosts and operates other online poker websites on behalf of its licensees.

The gaming and entertainment operations are carried on by Action.  The principal revenues of Action are from collecting rakes, licensing fees and royalties.

During 2005, Action has licensed from an arm’s length third party, an online Casino Software (”Online Casino”), which is operated by Action under the URL www.playvegasfromhome.com .

Although management believes that the conduct of Internet gaming related activities by Action will represent a lawful business, there is the risk that the legality of the Internet gaming related activities may be challenged by Canadian or other legal authorities.  If the legality of the Internet gaming related activities are challenged and the challenge is sustained, it may have a material adverse impact on the financial affairs of the Company.

Prior to the last fiscal year, the Company has incurred significant operating losses in previous fiscal years. Management’s efforts are directed at increasing revenues and pursuing opportunities of merit for the Company.

These financial statements do not reflect adjustments that would be necessary if the "going concern" assumption were not appropriate because management believes that the actions already taken or planned will mitigate the adverse conditions and events which raise doubts about the validity of the "going concern" assumption used in preparing these financial statements.

LAS VEGAS FROM HOME.COM ENTERTAINMENT INC.

Notes to the Consolidated Interim Financial Statements

Six Months Ended June 30, 2006 and 2005

(Unaudited – Prepared by Management)

1.

Nature of Operations and Going Concern (continued)

If the "going concern" assumption were not appropriate for these financial statements, then adjustments would be necessary in the carrying values of assets and liabilities, the reported revenues and expenses, and the balance sheet classifications used.

2.

Basis of Presentation

The financial statements have been prepared in accordance with accounting principles generally accepted in Canada and all amounts are expressed in Canadian dollars.  These principles differ in certain respects from those that the Company would have followed had its financial statements been prepared in accordance with accounting principles generally accepted in the United States of America. These unaudited interim financial statements should be read in conjunction with the most recent audited annual financial statements.  The significant accounting policies follow that of the most recently reported audited annual financial statements.  In the opinion of the Company, its unaudited interim financial statements contain all of the adjustments necessary in order to present a fair statement of the results of the interim periods presented.

3.

Significant Accounting Policies

(a)

Principles of consolidation

These consolidated financial statements include the accounts of Las Vegas From Home.com Entertainment Inc., and its wholly-owned subsidiaries Action Poker Gaming Inc. (Antigua), Action Commerce Limited (UK), APG Enterprises Limited (Cyprus), APG Enterprises Costa Rica S.A. and APG Enterprises (Armenia).  All inter-company balances and transactions have been eliminated.

(b)

Cash and term deposits

Cash and term deposits consist of cash on hand and term deposits with maturities of less than one year at the date of acquisition.

(c)

Marketable securities

Marketable securities are valued at the lower of cost and market at the balance sheet date.

(d)

Amortization

Amortization of software and development costs and equipment is calculated on the following bases and annual rates:

Software and development costs

- 5 years straight-line

Computer equipment

- 30% declining-balance

Automobile

- 30% declining-balance

Office furniture

- 20% declining-balance

LAS VEGAS FROM HOME.COM ENTERTAINMENT INC.

Notes to the Consolidated Interim Financial Statements

Six Months Ended June 30, 2006 and 2005

(Unaudited – Prepared by Management)

3.

Significant Accounting Policies (continued)

(e)

Software development costs

Research costs are expensed as incurred.  Costs related to the development of software are expensed as incurred unless such costs meet the criteria for deferral and amortization under Canadian generally accepted accounting principles.  The criteria include identifiable costs attributable to a clearly defined product, the establishment of technical feasibility, identification of a market for the software, the Company’s intent to market the software, and the existence of adequate resources to complete the project.  Software development costs are amortized over an estimated useful life of five years or prorated over its expected revenue stream whichever is higher, commencing in the year when commercial sales of the products commence.  Capitalized software development is evaluated in each reporting period to determine whether it continues to meet the criteria for continued deferral and amortization.

(f)

Stock-based compensation plans

Effective January 2004, the Company adopted the requirements of the Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 3870, which requires an expense to be recognized in the financial statements for all forms of stock-based compensation including stock options.  Previously, the Company did not record any compensation cost on the granting of stock options, as the exercise price was equal to or greater than the market price at the date of the grants.  Options granted are accounted for using the fair value method where compensation expense is calculated using the Black-Scholes option pricing model.

As a result of this change in accounting, the 2004 opening deficit was restated on a retroactive basis to show the effect of compensation expense associated with stock option grants in 2003 of $214,024 and $83,051 in 2002.  Accordingly, contributed surplus was increased by $297,075 in 2004.

(g)

Revenue recognition

The Company recognizes revenues from licensees and customers on an accrual basis according to the terms and conditions of each individual license agreement.  Allowances for non-collection of revenues are made when collectibility becomes uncertain.

Each license agreement generates a minimum of two or a maximum of three different types of revenue.

Recognition of revenue for each type of revenue is as follows:-

(i)

License fees for all licensees

License fees are one-time non-refundable fees, which are for entering into the license agreements.  License fees are recognized when received.

LAS VEGAS FROM HOME.COM ENTERTAINMENT INC.

Notes to the Consolidated Interim Financial Statements

Six Months Ended June 30, 2006 and 2005

(Unaudited – Prepared by Management)

3.

Significant Accounting Policies (continued)

(ii)

Rake percentages from licensees

Rake revenue earned by the Company is based on negotiated percentages of gross rake revenue as specified in the agreements with licensees, which vary from agreement to agreement.  The Company recognizes its percentage of rake revenue at the end of the month based on the rake collected on behalf of the licensees; the balance is then paid out to the licensees in the subsequent month.

(iii)

Administration fees

Administration fees revenue earned by the Company is based on negotiated percentages as specified in the agreements with certain licensees, which vary from agreement to agreement.  The fees charged are for administrative services provided by the Company.  The Company recognizes these fees as a percentage of the rake collected on behalf of the licensee on a monthly basis.

(iv)

Rake revenue

Rake revenue from customers coming through the Company’s own websites is collected when a player joins a table, and is non-refundable.  As such, revenue is recognized when a player joins a table.

(v)

The Company had an agreement with Bronx Ventures Inc. (“Bronx”), a related company, whereby Bronx received 40% of the revenue from certain card games.  LVFH reduced its revenue by these amounts, (see note 11(a)).

(vi)

The Company recognizes revenues/losses from its Online Casino once a player loses or wins a wager.

(h)

Income taxes

The Company follows the liability method based on the accounting recommendations for income taxes issued by the Canadian Institute of Chartered Accountants (“CICA”).  Under the liability method future income tax assets and liabilities are computed based on differences between the carrying amount of assets and liabilities on the balance sheet and their corresponding tax values, using the enacted income tax rates at each balance sheet date.  Future income tax assets can also result by applying unused loss carry-forwards and other deductions.  The valuation of any future income tax assets is reviewed annually and adjusted, if necessary, by use of a valuation allowance to reflect the estimated realizable amount.

(i)

Player deposits

Player deposits are included in the Company’s Accounts Payables, and represent funds deposited by the Players.

(j)

Foreign currency translation

The Company’s functional currency is the Canadian dollar; therefore, amounts recorded in foreign currency are translated into Canadian dollars as follows:

LAS VEGAS FROM HOME.COM ENTERTAINMENT INC.

Notes to the Consolidated Interim Financial Statements

Six Months Ended June 30, 2006 and 2005

(Unaudited – Prepared by Management)

3.

Significant Accounting Policies (continued)

(i)

Monetary assets, liabilities and long-term monetary assets and liabilities, at the rate of exchange in effect as at the balance sheet date;

(ii)

Non-monetary assets and liabilities at the exchange rates prevailing at the time of the acquisition of the assets or assumption of the liabilities; and

(iii)

Revenues and expenses, (excluding amortization which is translated at the same rate as the related asset), at the rates in effect at the time of the transaction.

Gains and losses arising from this translation of foreign currency are included in net income.

(k)

Earnings (loss) per share

Earnings (loss) per share are calculated using the weighted average number of shares outstanding during the period.  The dilutive effect of options and warrants is not reflected in the earnings (loss) per share for the six month periods ended June 30, 2006 and 2005 as the effect would have been anti-dilutive.

(l)

Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period.  Actual results could differ from those estimates and would impact future results of operations and cash flows.

(m)

Consolidation of variable interest entities

The Company has adopted Accounting Guideline 15, “Consolidation of Variable Interest Entities”, issued by the CICA for annual and interim periods beginning on or after November 1, 2004.  This guideline addresses the application of consolidation principles to entities that are subject to control on a basis other than ownership of voting interests.  The adoption of this guideline did not have any impact on the Company’s consolidated financial statements.

(n)

Intangible assets

The Company has registered and regularly renews several hundred domain names.  These amounts are insignificant and are expensed when incurred.

4.

Financial Instruments

(a)

Fair value

The carrying value of accounts receivable, bank indebtedness, accounts payable and accrued liabilities, amounts due to and from related parties and obligation under capital lease approximate their fair value because of the short maturity of these financial instruments.

LAS VEGAS FROM HOME.COM ENTERTAINMENT INC.

Notes to the Consolidated Interim Financial Statements

Six Months Ended June 30, 2006 and 2005

(Unaudited – Prepared by Management)

4.

Financial Instruments (continued)

(b)

Interest rate risk

The Company is not exposed to significant interest rate risk due to the short-term maturity of its monetary current assets and liabilities.

(c)

Credit risk

The Company is exposed to credit risk with respect to its accounts receivable, however, risks on accounts receivable is minimal as receivables are from major internet payment processors.

(d)

Foreign currencies

The Company considers the Canadian dollar to be its functional currency and translates the results of foreign operations into Canadian currency using approximately the average exchange rate for the year.  The exchange rate may vary from time to time.  This risk is minimized to the extent that all non-Canadian source revenues and expenses are in US dollars.

(e)

Market risk

The Company is exposed to market risk with respect to marketable securities from adverse fluctuations in their market value and in the event the marketable securities are delisted from public trading.

5.

Marketable securities

	June 30 2006	December 31 2005

Marketable securities [market value - $139,293 (December 31, 2005: $379,236)]	$139,293	$379,236

6.

Accounts receivable

Accounts receivable is comprised of the following:

	June 30 2006	December 31 2005

Due from payment processors	$1,390,219	$1,532,292
Due from licensees	79,459	121,054
Accounts receivable	73,519	117,690
Security deposits	29,021	30,238

	$1,572,218	$1,801,274

LAS VEGAS FROM HOME.COM ENTERTAINMENT INC.

Notes to the Consolidated Interim Financial Statements

Six Months Ended June 30, 2006 and 2005

(Unaudited – Prepared by Management)

7.

Customer deposits, accounts payable and accrued liabilities, and payable to licensees

Customer deposits, accounts payable and accrued liabilities, and payable to licensees are comprised of the following:

	June 30 2006		December 31 2005

Customer deposits	$1,892,726		$1,806,436
Accounts payable and accrued liabilities	247,105		172,139
Payable to licensees	13,273		132,491

	$2,153,104	$

8.

Equipment and software development

			June 30 2006	December 31 2005
		Accumulated	Net	Net
	Cost	Amortization	Book Value	Book Value

Software and development costs	$2,347,036	685,738	1,661,298	$1,758,469
Computer equipment	1,053,715	272,287	781,428	395,053
Automobile	25,101	3,444	21,657	9,491
Office furniture	70,930	1,294	69,636	6,634
Computer equipment under capital lease	64,320	39,806	24,514	28,592

	$3,561,102	1,002,569	2,558,533	$2,198,239

During 2001, the Company commenced developing its own multi-player interactive card games software.  Amortization commenced in 2002 as the software was commercially released during the year.  For the six month period ended June 30, 2006, the amount of $130,976 has been capitalized under software and development costs.  Amortization expense of $228,147 has been applied to the costs capitalized for the six month period ended June 30, 2006.

LAS VEGAS FROM HOME.COM ENTERTAINMENT INC.

Notes to the Consolidated Interim Financial Statements

Six Months Ended June 30, 2006 and 2005

(Unaudited – Prepared by Management)

9.

Obligation under capital lease

The following is the schedule of future minimum lease payments under capital lease:

Amount

2006	$9,959
2007	2,556
Total minimum lease payments	$12,515
Less: Amount representing interest and executory costs	769
Present value of net minimum lease payments	$11,746
Less: Current portion	11,746
Long term portion of Obligation under capital lease	$0

10.

Capital stock

At the Annual and Special General Meeting of the Company’s shareholders which was held on June 30, 2005, the shareholders approved the deletion of the pre-existing Company Provisions in the Notice of Articles of the Company and in substitution, the shareholders approved the adoption of a new form of Articles for the Company pursuant to The Business Corporations Act (British Columbia).  Furthermore, the shareholders approved the increase of the Company’s authorized share capital to an unlimited number of common shares and an unlimited number of preferred shares, issuable in series, in each case without nominal or par value.

(a)

Authorized:  Unlimited number of common shares and an unlimited number of preferred shares, in each case, without par value.  There are no preferred shares issued.

LAS VEGAS FROM HOME.COM ENTERTAINMENT INC.

Notes to the Consolidated Interim Financial Statements

Six Months Ended June 30, 2006 and 2005

(Unaudited – Prepared by Management)

10.

Capital stock (continued)

(b)

Changes in capital stock:

	June 30, 2006		December 31, 2005
	Number of Shares	Amount	Number of Shares	Amount
Balance beginning of period	92,514,678	$27,096,835	69,858,678	$17,299,101

Exercise of stock options for cash	535,592	87,875	2,740,500	463,360
Exercise of warrants for cash	465,000	99,000	2,430,000	428,000
Reclassification of contributed surplus on exercise of options	-	-	-	474,343
Private placements net proceeds	-	-	17,485,500	8,432,031
Acquisition of three card Games Software	6,670,000	2,401,200	-	-

Balance end of period	100,185,270	$29,684,910	92,514,678	$27,096,835

During the six month period ended June 30, 2006, the Company issued 535,592 common shares of the Company to employees as a result of the exercising of stock options at prices ranging from $0.12 to $0.19 per common share for total proceeds to the Company of $87,875.

During the six month period ended June 30, 2006, the Company issued, pursuant to the exercise of warrants, a total of 465,000 common shares of the Company to various parties at prices ranging from $0.10 to $0.25 per common share for total proceeds to the Company of $99,000.  Of the total issued, 300,000 common shares were issued to Bronx, a related party, at a price of $0.25 per common share for total proceeds to the Company of $75,000.

(c)

Stock Options

At the Annual and Special General Meeting of the Company’s shareholders which was held on June 30, 2005, the shareholders approved the amendment to the Company’s 2004 Stock Option Plan by increasing the maximum number of common shares which may be reserved for issuance pursuant to the Stock Option Plan to 15,866,936 common shares (the “Company’s Amended 2004 Stock Option Plan”).  Pursuant to the Company’s Amended 2004 Stock Option Plan which has received TSX Venture Exchange (“TSX”) approval, the Company grants stock options to employees, directors, officers and consultants.  The following summarizes the employees’, directors’, officers’ and consultants’ stock options that have been granted, exercised and expired during the six month period ended June 30, 2006:

LAS VEGAS FROM HOME.COM ENTERTAINMENT INC.

Notes to the Consolidated Interim Financial Statements

Six Months Ended June 30, 2006 and 2005

(Unaudited – Prepared by Management)

10.

Capital stock (continued)

Stock Options	Number of Stock Options	Exercise Price $

Balance beginning of period	9,971,592	0.12 to 0.46

Options granted	115,000	0.25 to 0.27
Options exercised	(535,592)	0.12 to 0.19
Options expired	(146,500)	0.12 to 0.46

Balance end of period	9,404,500	0.12 to 0.46

(d)

Warrants

The following summarizes warrants that have been issued, exercised or have expired during the six month period ended June 30, 2006.  All of the warrants have been issued in connection with the sale of common shares of the company, unless otherwise stated:

Warrants	Number of Warrants	Exercise Price $

Balance beginning of period	12,957,750	0.10 to 1.00

Warrants exercised	(465,000)	0.10 to 0.25
Warrants issued	-	n/a
Warrants expired	-	n/a

Balance end of period	*12,492,750	0.10 to 1.00

*Of which 6,242,750 warrants commenced trading on the TSX Venture Exchange under the trading symbol "LVH.WT” effective at the opening on September 14, 2005.  Each warrant entitles the holder to purchase one common share at a price of $1.00 per share and will expire on May 13, 2007.

(e)

Contributed Surplus –Stock Option compensation

The Company applies the fair value method using the Black-Scholes options model in accounting for its stock options granted to directors, officers, employees and consultants, and accordingly, stock option compensation of $83,419 was recognized as an expense for the six month period ended June 30, 2006.  This amount is credited to contributed surplus and then subsequently transferred to capital stock on exercise of the options.

LAS VEGAS FROM HOME.COM ENTERTAINMENT INC.

Notes to the Consolidated Interim Financial Statements

Six Months Ended June 30, 2006 and 2005

(Unaudited – Prepared by Management)

11.

Related party transactions

(a)

On November 4, 2002, the Company entered into a Licensing Agreement with Bronx, a related company, for the joint development of certain gaming software consisting of three card games (the “three card games Software”), as a result of which, the three card games Software was equally owned by the Company and Bronx.  The Company was the operator of the three card games Software and marketed the three card games.  The Company’s share of revenues from the three card games Software was $484,804 as of December 31, 2005.  Prior to May 6, 2006, the Company received 60% of all revenues that were generated from the operation of the three card games Software and Bronx received 40%.  On May 5, 2006, Bronx sold its interest in the three card games Software to the Company for a consideration of 6,670,000 fully paid and non-assessable common shares in the capital of LVFH at a deemed price of $0.36 per share for a total acquisition cost of $2,401,200.  The 6,670,000 common shares of the Company, which have been issued to Bronx, are restricted from trading until May 1, 2007.  As a result of this sale, Bronx will no longer receive any revenues from the Company with respect to the three card games Software.  For the six month period ended June 30, 2006, the Company has paid to Bronx $219,160 which represents Bronx’s 40% share of revenues generated from the three card games Software (2005: $217,688).

(b) Due to related parties
	June 30 2006	December 31 2005

Due to Directors	$9,685	$1,584
Due to Bronx Ventures Inc.	-	59,345

	$9,685	$60,929

Amounts payable to directors are for travel expenses incurred on behalf of the Company.

(c) Due from related parties
	June 30 2006	December 31 2005

Due from Bronx Ventures	727	-
Loan receivable from a director	$-	$4,740

	$727	$4,740

(d)

Related party transactions during the six month periods ended June 30, 2006 and 2005:

The Company shares office space and certain expenses with Bronx, a company related by common management, officers and certain directors.  Prior to August 2001, Bronx charged the Company for its proportionate share of office rent, payroll expenses and other expenses.  Subsequent to August 2001, rent for the office premises is paid by the Company and Bronx is charged for its proportionate share.

As of January 1, 2005, the Company and Bronx no longer have any related party transactions with regards to office expenses, loans, benefits and rent.

LAS VEGAS FROM HOME.COM ENTERTAINMENT INC.

Notes to the Consolidated Interim Financial Statements

Six Months Ended June 30, 2006 and 2005

(Unaudited – Prepared by Management)

11.

Related party transactions (Continued)

Paid management fees to a company related by common management and directors $180,000 (2005: $90,000);

As of January 7, 2005, Bronx, a related company, has acquired for investment purposes, pursuant to the non-brokered private placement dated December 13, 2004, 1,250,000 units of the Company at $0.20 per unit for proceeds to the Company of $250,000.  Each unit consists of one common share and one-half of one share purchase warrant.  One whole share purchase warrant is required to acquire one additional common share at $0.25 per common share for a period of 24 months.  During the six month period ended June 30, 2006, Bronx acquired 300,000 common shares by exercising 300,000 warrants at $0.25 per common share for total proceeds to the Company of $75,000.

12.

Acquisition of three card games Software

On November 4, 2002, the Company entered into a Licensing Agreement with Bronx, a related company, for the joint development of certain gaming software consisting of three card games (the “three card games Software”), as a result of which, the three card games Software was equally owned by the Company and Bronx.  On May 5, 2006, Bronx sold its interest in the three card games Software to the Company for a consideration of 6,670,000 fully paid and non-assessable common shares in the capital of LVFH at a deemed price of $0.36 per share for a total acquisition cost of $2,401,200.  The 6,670,000 common shares of the Company, which have been issued to Bronx, are restricted from trading until May 1, 2007.

13.

Income taxes

	December 31	December 31
	2005	2004
Future income tax assets
Excess of undepreciated capital cost over net book value of fixed assets	$211,000	$85,000
Excess of marketable securities tax value over carrying value	60,000	0
Share issuance costs tax value	214,000	0
Excess of unused exploration expenditures for Canadian tax purposes over net book value	96,000	102,000
Non-capital loss carry-forwards for Canadian Income Tax purposes	2,328,000	2,996,000
Capital losses	349,000	372,000
	3,258,000	3,555,000
Valuation allowance for future income tax assets	(3,258,000)	(3,555,000)
	$0	$0

LAS VEGAS FROM HOME.COM ENTERTAINMENT INC.

Notes to the Consolidated Interim Financial Statements

Six Months Ended June 30, 2006 and 2005

(Unaudited – Prepared by Management)

13.

Income taxes (Continued)

The valuation allowance reflects the Company's estimate that the tax assets will likely not be realized and consequently have not been recorded in these financial statements.  For Canadian income tax purposes, the Company has exploration and development expenses of $269,000, which can be carried forward indefinitely.

The Company has net capital losses for income tax purposes of $979,000 that can be carried forward indefinitely.

The Company has available non capital losses of $6,534,000 that may be carried forward to apply against future income for Canadian tax purposes.  The losses expire as follows:

2007	626,000
2008	1,049,000
2009	1,578,000
2010	2,316,000
2014	965,000
$6,534,000

The benefit of these losses has not been recorded in these financial statements.

Future income tax assets and liabilities are recognized for temporary differences between the carrying amounts of the balance sheet items and their corresponding tax values as well as for the benefit of losses available to be carried forward to future years for tax purposes that are likely to be realized.

The reconciliation of income tax attributable to continuing operations computed at the statutory tax rates to income tax expense is:

	2005	2004

Income tax expense (benefit) computed at Canadian statutory rates	$388,000	$(2,032,000)
Amortization in excess of capital cost allowance	128,000	57,000
Non-deductible write-down of marketable securities	60,000	15,000
Share issuance and financing costs	(66,000)	(30,000)
Lawsuit settlement	(86,000)	91,000
Other	2,000	33,000
Non-deductible stock-based compensation	118,000	883,000
Differences attributable to income taxes of other countries	(64,000)	616,000
Unrecognized (utilized) tax losses	(480,000)	367,000
	$0	$0

LAS VEGAS FROM HOME.COM ENTERTAINMENT INC.

Notes to the Consolidated Interim Financial Statements

Six Months Ended June 30, 2006 and 2005

(Unaudited – Prepared by Management)

14.

Commitments

(a)

Pursuant to agreements entered into with various parties, Action is required to make the following payments:

(i)

Interactive gaming license

Annual license fee of US $10,000;

(ii)

Kahnawake server park rent

Monthly user fee of US $10,000;

(on a sliding scale, Kahnawake charges the Company for any additional increase in band width costs as they are incurred)

(iii)

Financial transaction fees

Minimum monthly fee of US $2,000 for the credit card transactions, plus bank surcharges and other charges or fees imposed by banks or clearing houses for handling credit card transactions;

(iv)

Casino Software Licensing Fees

Monthly Hosting & Support fee of US $2,660.  License Fee calculated based on monthly casino results on a sliding scale basis.

(b)

Lease commitments

The Company has entered into a lease agreement for its Vancouver offices for a term of 12 months, effective February 1, 2006, at a monthly rent of $16,000 plus G.S.T.

15.

Subsequent events

Subsequent to the six month period ended June 30, 2006, a total of 12,000 employee stock options were exercised at an exercise price of $0.12 per common share for total proceeds to the Company of $1,440.  A total of 150,000 employee stock options were granted at exercise prices ranging between $0.18 and $0.21 per common share.  In addition, a total of 92,500 employee stock options expired at exercise prices ranging between $0.12 and $0.38 per common share.

On July 27, 2006 the Company appointed GMP Securities L.P. (“GMP”) as financial advisor to the Company in connection with providing strategic advice regarding a transaction that may result in, or involve, a sale, merger, amalgamation, arrangement, purchase of assets or another entity, organization or similar transaction involving the Company or its assets.  Pursuant to this appointment, as compensation for the services to be provided by GMP, the Company is obligated to pay certain fees and expenses.

FORM 52-109F2

CERTIFICATION OF INTERIM FILINGS

I, Bedo H. Kalpakian, Chairman and C.F.O. of Las Vegas From Home.com Entertainment Inc., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of Las Vegas From Home.com Entertainment Inc., (the issuer) for the interim period ending June 30, 2006;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

(a)

designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

(b)

designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer’s internal control over financial reporting that occurred during the issuer’s most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer’s internal control over financial reporting.

Date: August 29, 2006.

“Bedo H. Kalpakian”

Bedo H. Kalpakian

Chairman and CFO

FORM 52-109F2

CERTIFICATION OF INTERIM FILINGS

I, Jacob H. Kalpakian, President and C.E.O. of Las Vegas From Home.com Entertainment Inc., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of Las Vegas From Home.com Entertainment Inc., (the issuer) for the interim period ending June 30, 2006;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

(a)

designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

(b)

designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer’s internal control over financial reporting that occurred during the issuer’s most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer’s internal control over financial reporting.

Date: August 29, 2006.

“Jacob H. Kalpakian”

Jacob H. Kalpakian

President and CEO